EXHIBIT 99.1
Orange County - Poughkeepsie
Limited Partnership

Financial Statements
As of December 31, 2010 and 2009 and for the
years ended December 31, 2010, 2009 and 2008,
and Independent Auditors’ Report

Orange County - Poughkeepsie Limited Partnership

INDEPENDENT AUDITORS’ REPORT

To the Partners of Orange County – Poughkeepsie Limited Partnership:

We have audited the accompanying balance sheets of Orange County – Poughkeepsie Limited Partnership (the “Partnership”) as of December 31, 2010 and 2009, and the related statements of operations, changes in partners’ capital, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 4 to the financial statements, approximately 97% of the Partnership’s revenue in the periods ending December 31, 2010, 2009, and 2008 is affiliate revenue.

/s/ Deloitte & Touche LLP

March 16, 2011

Orange County - Poughkeepsie Limited Partnership

Balance Sheets - As of December 31, 2010 and 2009
(Dollars in Thousands)

	2010	2009

ASSETS

CURRENT ASSETS:
Accounts receivable, net of allowance of $0 and $0	$186	$209
Unbilled revenue	1,288	1,206
Due from affiliate	9,359	7,556
Prepaid expenses and other current assets	83	77

Total current assets	10,916	9,048

PROPERTY, PLANT AND EQUIPMENT—Net	34,294	35,789

TOTAL ASSETS	$45,210	$44,837

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$191	$116

Total current liabilities	191	116

LONG TERM LIABILITIES	627	454

Total liabilities	818	570

COMMITMENTS AND CONTINGENCIES (see Notes 5 and 6)

PARTNERS' CAPITAL	44,392	44,267

TOTAL LIABILITIES AND PARTNERS' CAPITAL	$45,210	$44,837

See notes to financial statements.

Orange County - Poughkeepsie Limited Partnership

Statements of Operations - Years Ended December 31, 2010, 2009 and 2008
(Dollars in Thousands)

	2010	2009	2008

OPERATING REVENUE
Service revenue	$187,985	$183,839	$158,720

OPERATING COSTS AND EXPENSES
Cost of service (exclusive of items shown below)	23,859	21,735	21,954
General and administrative	2,987	3,116	3,674
Depreciation and amortization	7,048	6,714	6,301

Total operating costs and expenses	33,894	31,565	31,929

OPERATING INCOME	154,091	152,274	126,791

INTEREST INCOME - Net	1,034	1,522	946

NET INCOME	$155,125	$153,796	$127,737

Allocation of Net Income:
Limited Partners	$23,269	$23,069	$19,161
General Partner	$131,856	$130,727	$108,576

See notes to financial statements.

Orange County - Poughkeepsie Limited Partnership

Statements of Changes in Partners’ Capital - Years Ended December 31, 2010, 2009 and 2008
(Dollars in Thousands)

	General Partner	Limited Partners
	Verizon Wireless of the East LP	Cellco Partnership	Warwick Valley Telephone Company	Total Partners' Capital

BALANCE—January 1, 2008	$43,974	$3,566	$4,194	$51,734

Distributions	(113,900)	(9,235)	(10,865)	(134,000)

Net Income	108,576	8,804	10,357	127,737

BALANCE—December 31, 2008	38,650	3,135	3,686	45,471

Distributions	(131,750)	(10,682)	(12,568)	(155,000)

Net Income	130,727	10,599	12,470	153,796

BALANCE—December 31, 2009	37,627	3,052	3,588	44,267

Distributions	(131,750)	(10,682)	(12,568)	(155,000)

Net Income	131,856	10,691	12,578	155,125

BALANCE—December 31, 2010	$37,733	$3,061	$3,598	$44,392

See notes to financial statements.

Orange County - Poughkeepsie Limited Partnership

Statements of Cash Flows - Years Ended December 31, 2010, 2009 and 2008
(Dollars in Thousands)

	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$155,125	$153,796	$127,737
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,048	6,714	6,301
Changes in certain assets and liabilities:
Accounts receivable	23	23	(64)
Unbilled revenue	(82)	(24)	(499)
Prepaid expenses and other current assets	(6)	13	-
Accounts payable and accrued liabilities	91	9	(3)
Long term liabilities	173	33	60

Net cash provided by operating activities	162,372	160,564	133,532

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures, net	(5,569)	(6,091)	(3,556)
Change in due from affiliate, net	(1,803)	527	4,024

Net cash (used in)/provided by investing activities	(7,372)	(5,564)	468

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to partners	(155,000)	(155,000)	(134,000)

Net cash used in financing activities	(155,000)	(155,000)	(134,000)

CHANGE IN CASH	-	-	-

CASH—Beginning of year	-	-	-

CASH—End of year	$-	$-	$-

NONCASH TRANSACTIONS FROM INVESTING ACTIVITIES:

Accruals for Capital Expenditures	$100	$117	$59

See notes to financial statements.

Orange County - Poughkeepsie Limited Partnership

Notes to Financial Statements - Years Ended December 31, 2010, 2009 and 2008
(Dollars in Thousands)

1.	ORGANIZATION AND MANAGEMENT

Orange County - Poughkeepsie Limited Partnership – Orange County - Poughkeepsie Limited Partnership (the “Partnership”) was formed in 1987. The principal activity of the Partnership is providing wholesale cellular service to resellers who operate principally in the Orange County and Poughkeepsie, New York metropolitan service areas.

The partners and their respective ownership percentages as of December 31, 2010, 2009 and 2008 are as follows:

General Partner:
Verizon Wireless of the East LP*	85.0%

Limited Partners:
Warwick Valley Telephone Company ("Warwick")	8.1081%
Cellco Partnership	6.8919%

* Verizon Wireless of the East LP is a partnership between Verizon Wireless of Georgia LLC and Verizon Wireless Acquisition South LLC, which hold a controlling interest, and Verizon ELPI Holding Corp. (a subsidiary of Verizon Communications Inc.) which holds a preferred interest.  Verizon Wireless of the East LP is consolidated by Cellco Partnership (d/b/a Verizon Wireless) (“Cellco”).

2.	SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates. Estimates are used for, but are not limited to, the accounting for: allocations, allowance for uncollectible accounts receivable, unbilled revenue, depreciation and amortization, useful lives and impairment of assets, accrued expenses, and contingencies.

Revenue Recognition – The Partnership earns revenue by providing access to its network (access revenue) and usage of its network (usage revenue), which includes voice and data revenue. Customers are associated with the Partnership based upon mobile identification number. For agreements involving the resale of third-party services in which the Partnership is considered the primary obligor in the arrangements, the Partnership records revenue gross at the time of sale. The roaming rates charged by the Partnership to Cellco do not necessarily reflect current market rates. The Partnership will continue to re-evaluate the rates on a periodic basis (See Note 5).

Approximately 97% of the Partnership’s 2010, 2009 and 2008 revenue is affiliate revenue due to the fact that Cellco is the Partnership’s primary reseller.  The wholesale rates charged to Cellco do not necessarily reflect current market rates.  The Partnership continues to re-evaluate the rates (See Note 5).

The Partnership reports taxes imposed by governmental authorities on revenue-producing transactions between us and our customers on a net basis.

Operating Costs and Expenses – Operating expenses include expenses incurred directly by the Partnership, as well as an allocation of selling, general and administrative, and operating costs incurred by Cellco or its affiliates on behalf of the Partnership. Employees of Cellco provide services performed on behalf of the Partnership. These employees are not employees of the Partnership, therefore operating expenses include direct and allocated charges of salary and employee benefit costs for the services provided to the Partnership. Cellco believes such allocations, principally based on the Partnership’s percentage of total customers, customer gross additions or minutes-of-use, are reasonable.

Income Taxes – The Partnership is not a taxable entity for federal and state income tax purposes. Any taxable income or loss is apportioned to the partners based on their respective partnership interests and is reported by them individually.

Property, Plant and Equipment – Property, plant and equipment primarily represents costs incurred to construct and expand capacity and network coverage on mobile telephone switching offices and cell sites. The cost of property, plant and equipment is depreciated over its estimated useful life using the straight-line method of accounting. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease. Major improvements to existing plant and equipment are capitalized. Routine maintenance and repairs that do not extend the life of the plant and equipment are charged to expense as incurred.

Upon the sale or retirement of property, plant and equipment, the cost and related accumulated depreciation or amortization are eliminated and any related gain or loss is reflected in the statements of operations. All property, plant and equipment purchases are made through an affiliate of Cellco. Transfers of property, plant and equipment between Cellco and affiliates are recorded at net book value.

Interest expense and network engineering costs incurred during the construction phase of the Partnership’s network and real estate properties under development are capitalized as part of property, plant and equipment and recorded as construction in progress until the projects are completed and placed into service.

FCC Licenses – The Federal Communications Commission (“FCC”) issues licenses that authorize cellular carriers to provide service in specific cellular geographic service areas. The FCC grants licenses for terms of up to ten years. In 1993 the FCC adopted specific standards to apply to cellular renewals, concluding it will award a license renewal to a cellular licensee that meets certain standards of past performance. Historically, the FCC has granted license renewals routinely and at nominal costs, which are expensed as incurred.  All wireless licenses issued by the FCC that authorize the Partnership to provide cellular services are recorded on the books of Cellco. The current terms of the Partnership’s FCC licenses expire in June 2017 and January 2018. Cellco believes it will be able to meet all requirements necessary to secure renewal of the Partnership’s cellular licenses.

Valuation of Assets – Long-lived assets, including property, plant and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Cellco re-evaluates the useful life determination for wireless licenses at least annually to determine whether events and circumstances continue to support an indefinite useful life. Moreover, Cellco has determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the Partnership’s wireless licenses.

Cellco tests its wireless licenses for potential impairment annually, and more frequently if indications of impairment exist. Cellco evaluates its licenses on an aggregate basis, using a direct income-based value approach.  This approach estimates fair value using a discounted cash flow analysis to estimate what a marketplace participant would be willing to pay to purchase the aggregated wireless licenses as of the valuation date.  If the fair value of the aggregated wireless licenses is less than the aggregated carrying amount of the wireless licenses, an impairment is recognized. In addition, Cellco believes that under the Partnership agreement it has the right to allocate, based on a reasonable methodology, any impairment loss recognized by Cellco for all licenses included in Cellco’s national footprint. Cellco does not charge the Partnership for the use of any FCC license recorded on its books (except for the annual cost of $560 related to the spectrum lease). Cellco evaluated its wireless licenses for potential impairment as of December 15, 2010 and December 15, 2009. These evaluations resulted in no impairment of wireless licenses.

Concentrations – The Partnership maintains allowances for uncollectible accounts receivable for estimated losses resulting from the inability of customers to make required payments. Estimates are based on historical net write-off experience. No single customer receivable is large enough to present a significant financial risk to the partnership.

Cellco and the Partnership rely on local and long-distance telephone companies, some of which are related parties (See Note 5), and other companies to provide certain communication services. Although management believes alternative telecommunications facilities could be found in a timely manner, any disruption of these services could potentially have a material adverse impact on the Partnership’s operating results.

Although Cellco attempts to maintain multiple vendors for its network assets and inventory, which are important components of its operations, they are currently acquired from only a few sources. Certain of these products are in turn utilized by the Partnership and are important components of the Partnership’s operations. If the suppliers are unable to meet Cellco’s needs as it builds out its network infrastructure and sells service and equipment, delays and increased costs in the expansion of the Partnership’s network infrastructure or losses of potential customers could result, which would adversely affect operating results.

Financial Instruments – The Partnership’s trade receivables and payables are short-term in nature, and accordingly, their carrying value approximates fair value.

Due from affiliate – Due from affiliate principally represents the Partnership’s cash position with Cellco. Cellco manages, on behalf of the Partnership, all cash, inventory, investing and financing activities of the Partnership. As such, the change in due from affiliate is reflected as an investing activity or a financing activity in the statements of cash flows depending on whether it represents a net asset or net liability for the Partnership.

Additionally, administrative and operating costs incurred by Cellco on behalf of the Partnership, as well as property, plant and equipment transactions with affiliates, are charged to the Partnership through this account. Interest income or interest expense is based on the average monthly outstanding balance in this account and is calculated by applying Cellco’s average cost of borrowing from Verizon Communications, Inc., which was approximately 5.8%, 5.8% and 4.0% for the years ended December 31, 2010, 2009 and 2008, respectively. Included in net interest income is interest income of $1,034, $1,522 and $946 for the years ended December 31, 2010, 2009 and 2008, respectively, related to due from affiliate.

Distributions – Distributions are made to partners at the discretion of the General Partner based upon the Partnership’s operating results, cash availability and financing needs as determined by the General Partner at the date of distribution.

Recently Adopted Accounting Standards – On January 1, 2010, the Partnership adopted the accounting standard update regarding fair value measurements and disclosures which requires additional disclosures regarding assets and liabilities measured at fair value. The adoption of this standard update did not have a material impact on the financial statements.

In July 2010, the accounting standard update regarding disclosures for finance receivables and allowances for credit losses was issued. This standard update requires that entities disclose information at more disaggregated levels than currently required. The Partnership adopted this standard update during the fourth quarter of 2010. The adoption of this standard update did not have an impact on the financial statements.

Recent Accounting Standards – On January 1, 2011, the Partnership prospectively adopted the accounting standard update regarding revenue recognition for multiple deliverable arrangements. This method allows a vendor to allocate revenue in an arrangement using its best estimate of selling price if neither vendor specific objective evidence nor third party evidence of selling price exists. Accordingly, the residual method of revenue allocation is no longer permissible. The adoption of this standard update is not expected to have a significant impact on the financial statements.

On January 1, 2011, the Partnership prospectively adopted the accounting standard update regarding revenue recognition for arrangements that include software elements.  This requires tangible products that contain software and non-software elements that work together to deliver the products’ essential functionality to be evaluated under the accounting standard regarding multiple deliverable arrangements. The adoption of this standard update is not expected to have a significant impact on the financial statements.

3.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following as of December 31, 2010 and 2009:

	2010	2009

Buildings and improvements (20-40 years)	$17,643	$16,938
Wireless plant and equipment (3-15 years)	49,401	49,200
Furniture, fixtures and equipment (2-10 years)	21	23
Leasehold improvements (5 years)	4,205	3,607

	71,270	69,768

Less: accumulated depreciation	36,976	33,979

Property, plant and equipment, net	$34,294	$35,789

Capitalized network engineering costs of $534 and $469 were recorded during the years ended December 31, 2010 and 2009, respectively. Construction in progress included in certain classifications shown above, principally wireless plant equipment, amounted to $1,560 and $2,010 as of December 31, 2010 and 2009, respectively.

4.	TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

In addition to fixed asset purchases (see Note 2), substantially all of service revenues, cost of service, and general and administrative expenses represent transactions processed by affiliates (Cellco and its related parties) on behalf of the Partnership or represent transactions with affiliates.  These transactions consist of revenues and expenses that pertain to the Partnership which are processed by Cellco and directly attributed to or directly charged to the Partnership.  They also include certain revenues and expenses that are processed or incurred by Cellco which are allocated to the Partnership based on factors such as the Partnership’s percentage of customers, gross customer additions, or minutes of use.  These transactions do not necessarily represent arms length transactions.

Service revenues - Service revenues include roaming revenues relating to customers of other affiliated markets that are specifically identified to the Partnership.

Cost of Service - Cost of service includes switch costs that are specifically identified to the Partnership.  Cost of service also includes cost of telecom and long distance that are incurred by Cellco and allocated to the Partnership based on certain factors deemed appropriate by Cellco.

General and administrative - General and administrative expenses include customer billing and salaries that are specifically identified to the Partnership as well as incurred by Cellco and allocated to the Partnership based on certain factors deemed appropriate by Cellco.

The Partnership has also entered into a lease agreement for the right to use additional spectrum owned by Cellco. See Note 6 for further information regarding this arrangement.

5.	COMMITMENTS

Cellco, on behalf of the Partnership, and the Partnership itself have entered into operating leases for facilities, equipment and spectrum used in its operations. Lease contracts include renewal options that include rent expense adjustments based on the Consumer Price Index as well as annual and end-of-lease term adjustments. Rent expense is recorded on a straight-line basis. The noncancellable lease term used to calculate the amount of the straight-line rent expense is generally determined to be the initial lease term, including any optional renewal terms that are reasonably assured. Leasehold improvements related to these operating leases are amortized over the shorter of their estimated useful lives or the noncancellable lease term. For the years ended December 31, 2010, 2009 and 2008, the Partnership recognized a total of $3,553, $2,930 and $2,669, respectively, as rent expense related to these operating leases, which was included in general and administrative expenses in the accompanying statements of operations. Aggregate future minimum rental commitments under noncancellable operating leases, excluding renewal options that are not reasonably assured, for the years shown are as follows:

Years	Amount

2011	$3,166
2012	2,985
2013	2,771
2014	2,485
2015	2,000
2016 and thereafter	9,767

Total minimum payments	$23,174

From time to time Cellco enters into purchase commitments, primarily for network equipment, on behalf of the Partnership. These represent legal obligations of Cellco.

6.	CONTINGENCIES

Cellco is subject to lawsuits and other claims including class actions, product liability, patent infringement, intellectual property, antitrust, partnership disputes, and claims involving relations with resellers and agents. Cellco is also defending lawsuits filed against itself and other participants in the wireless industry alleging various adverse effects as a result of wireless phone usage. Various consumer class action lawsuits allege that Cellco violated certain state consumer protection laws and other statutes and defrauded customers through misleading billing practices or statements. These matters may involve indemnification obligations by third parties and/or affiliated parties covering all or part of any potential damage awards against Cellco and the Partnership and/or insurance coverage. All of the above matters are subject to many uncertainties, and outcomes are not predictable with assurance.

The Partnership may be allocated a portion of the damages that may result upon adjudication of these matters if the claimants prevail in their actions. Consequently, the ultimate liability with respect to these matters as of December 31, 2010 cannot be ascertained. The potential effect, if any, on the financial statements of the Partnership, in the period in which these matters are resolved, may be material.

In addition to the aforementioned matters, Cellco is subject to various other legal actions and claims in the normal course of business. While Cellco’s legal counsel cannot give assurance as to the outcome of each of these matters, in management’s opinion, based on the advice of such legal counsel, the ultimate liability with respect to any of these actions, or all of them combined, will not materially affect the financial statements of the Partnership.

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